TransGlobe Energy Corporation
FIRST INTERIM REPORT



FOR THE THREE MONTHS ENDED MARCH 31, 2007





CONTENTS

2006 Annual Report

FIRST INTERIM REPORT

FOR THE THREE MONTHS ENDED MARCH 31, 2007

TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce its financial and operating results for the three month period ended March 31, 2007. **All dollar values are expressed in United States dollars unless otherwise stated.** Conversion of natural gas to oil is made on the basis of 6,000 cubic feet of natural gas being equivalent to one barrel of crude oil.

HIGHLIGHTS

- **First Quarter cash flow, $12.0 million ($0.20/diluted share)**

- **First Quarter net income, $6.0 million ($0.10/diluted share)**

- **Two oil wells drilled on Block S-1 (An Nagyah #23 and #24)**

- **Three gas wells drilled in Canada (Nevis, Morningside and Thorsby)**

- **Production started on Osaylan discovery in January**

- **Godah pipeline operational in January**

- **Block 75 PSA signed with the Yemen Minister of Oil & Minerals on March 31**

Corporate Summary

The Company's total production during the first quarter of 2007 averaged 5,175 Boepd, a 3% increase from the first quarter of 2006 (5,026 Boepd) and a 5% decrease from the fourth quarter of 2006. The decrease from the fourth quarter of 2006 is attributable to the loss of a significant well in Morningside, Canada and to the natural decline of the Tasour field in Yemen. The decreases were partially offset by new production from coal bed methane ("CBM") wells in Canada and the start up of production from the Osaylan #2 and the An Nagyah #23 wells in Yemen.

During April, total Company production averaged 5,140 Boepd. April production increases associated with AnNagyah #24 on Block S-1 were offset by reduced Canadian production due to spring breakup and gas plant turnarounds. Approximately 90% of the debottlenecking work in the Nevis area was completed prior to spring break up. The balance of the work is expected to be completed in early May which should contribute 300 Boepd of additional production.

Dated Brent oil prices were weaker in January and February ($53.68/Bbl and $57.43/Bbl respectively) and strengthened to $62.15/Bbl in March. Natural gas prices were relatively flat, averaging C$7.88/Mcf during the quarter.

FINANCIAL AND OPERATING UPDATE

($000's, except per share, price, volume amounts and % change)

Financial	Three Months Ended March 31		
	2007	2006	Change
Oil and gas revenue	**25,754**	22,730	13%
Oil and gas revenue, net of royalties and other	**17,251**	15,308	13%
Operating expense	**2,408**	1,834	31%
General and administrative expense	**1,203**	1,030	17%
Depletion, depreciation and accretion expense	**5,692**	3,830	49%
Income taxes	**2,076**	1,618	28%
Cash flow from operations**	**12,010**	11,297	6%
Basic per share	**0.20**	0.19	
Diluted per share	**0.20**	0.19	
Net income	**5,980**	6,857	(13)%
Basic per share	**0.10**	0.12	
Diluted per share	**0.10**	0.11	
Capital expenditures	**10,209**	10,487	(3)%
Working capital	**6,217**	10,592	(41)%
Common shares outstanding			
Basic (weighted average)	**59,538**	58,412	2%
Diluted (weighted average)	**60,497**	60,541	0%
Production and Sales Volumes			
Total production (Boepd)*	**5,175**	5,026	3%
Total sales (Boepd)*	**5,341**	4,515	18%
Oil and liquids (Bopd)	**4,312**	3,805	13%
Average price ($ per barrel)	**56.45**	58.88	(4)%
Gas (Mcfpd)	**6,177**	4,260	45%
Average price ($ per Mcf)	**6.73**	6.63	2%
Operating expense ($ per Boe)	**5.01**	4.51	11%

The differences in production and sales volumes result from inventory changes.
** *Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.*

OPERATIONS UPDATE

YEMEN EAST– Masila Basin

Block 32, Republic of Yemen (13.81087% working interest)

Operations and Exploration

No wells were drilled on Block 32 in the first quarter of 2007 as the primary focus was the mapping of the new 3-D seismic covering the Godah discovery. The 275 km^2 3-D seismic survey covered the Godah discovery and extended to the eastern boundary of Block 32 (210 km^2) and also covered an area northwest of Tasour (65 km^2). The Godah mapping was completed in March and a rig was mobilized and commenced drilling Godah #5 on April 11.

Godah #5 is located approximately two kilometers east of the Godah #2 oil well. If successful, it is expected that additional appraisal wells will be drilled to the east of Godah #5 until the eastern limit of the field has been defined. Following Godah #5, the rig will move to a development well at Godah #6, located near Godah #1. In addition, the drilling rig traditionally used on Block 32 will be available in early June for a two-well program consisting of one exploration well and one development well at Godah. It is expected that six to eight wells will be drilled on Block 32 during 2007.

2

Evaluation of the Tasour #23ST Naifa discovery (announced December 28, 2006) is expected to commence in May when production facilities have been installed. The Operator is preparing to stimulate the zone with acid and place the well on a long term production test. Production will be trucked to the Godah facility for treatment and export.

Production

Production from Block 32 averaged 9,842 Bopd (1,359 Bopd to TransGlobe) during the first quarter of 2007. The Godah field (Godah #2 and #3) contributed 1,410 Bopd during the quarter, with the balance coming from the Tasour field (8,432 Bopd). Production from Tasour in Q1-2007 was lower than the last four months of 2006, primarily due to the performance of the prolific Tasour #22ST well, which commenced production at 9,000+ Bopd in September 2006 (2,430 Bopd in April). The Tasour #22ST well is producing from a new compartment in the Tasour field, which resulted in flush production in the fourth quarter of 2006. Production from Block 32, for the month of April, is estimated to be approximately 8,980 Bopd (1,240 Bopd to TransGlobe).

The facility expansion at the Tasour Central Production Facility ("CPF") was completed during the first quarter, increasing fluid handling capacity from 120,000 to 200,000 barrels of fluid per day. A 23 km pipeline connecting the Godah production facility to the Tasour CPF was completed in December 2006 and became operational in January 2007. Godah production is now processed at the Tasour CPF. It is expected that the Godah field will be fully developed over the next two years.

Quarterly 2007 Block 32 Production (Bopd)

	2007		2006	
	Q-1	**Q-4**	**Q-3**	**Q-2**
Gross field production rate	**9,842**	12,718	10,673	8,522
TransGlobe working interest	**1,359**	1,756	1,474	1,177
TransGlobe net (after royalties)	**983**	973	766	675
TransGlobe net (after royalties and tax)*	**867**	708	532	508

Under the terms of the Block 32 PSA royalties and taxes are paid out of the government's share of production sharing oil.

Block 72, Republic of Yemen (33% working interest)

Operations and Exploration

In the first quarter of 2007, the first exploration well, Nasim #1, was drilled to a depth of 2,305 meters and subsequently plugged and abandoned. The Nasim #1 well tested Qishn and Naifa prospects defined by 2-D seismic. Nasim #1 was the first of a two-well commitment in the first exploration period on Block 72. A 250+ km^2 3-D seismic program is planned for the fourth quarter of 2007 to reduce exploration risk on future exploration wells. A second exploration well is scheduled to commence during the fourth quarter of 2007 or in early 2008.

Block 84, Republic of Yemen (33% working interest)

Operations and Exploration

In December 2006 the Ministry of Oil and Minerals ("MOM") selected the joint venture group comprised of DNO ASA (operator at 34%), TG Holdings Yemen Inc. (33%) and Ansan Wikfs (Hadramaut) Limited (33%) as the successful bidder for Block 84 in the Third International Bid Round for Exploration and Production of Hydrocarbons. TG Holdings Yemen Inc. is a wholly owned subsidiary of TransGlobe Energy Corporation. The award is subject to government approval and ratification of a PSA.

Block 84 encompasses 731 km^2 (approximately 183,000 acres) and is located in the Masila Basin adjacent to the Canadian Nexen Masila Block where more than one billion barrels of oil have been discovered. The Block 84 joint venture group plans to carry out a 3-D seismic acquisition program and the drilling of four exploration wells during the first exploration period of 42 months.

A 400+ km^2 3-D seismic program is planned for late 2007/early 2008 with exploration drilling to commence in late 2008. The timing of the 3-D seismic acquisition program is contingent upon receiving final approval and ratification of the Block 84 PSA.

YEMEN WEST– Marib Basin

Block S-1, Republic of Yemen (25% working interest)

Operations and Exploration

Two wells were drilled (An Nagyah #23 and #24) and one well (Osaylan #1) was re-entered during the first quarter of 2007. An Nagyah #23 was completed as a Lam B producing oil well in January 2007 after flowing at a stabilized rate of 651 barrels of light (43 degree API) oil per day and 337 thousand cubic feet of gas per day at a flowing pressure of 220 psi on a 30/64 inch choke. The well was completed in a 916 meter horizontal section in the Lam B sandstone reservoir. The well is on production through a pipeline connected to the An Nagyah facilities.

Subsequent to An Nagyah #23, Osaylan #1, which encountered oil shows in the Lam formation (October 25, 2002 Press Release) was re-entered and tested. The test was suspended early due to low inflow rates of 42 API oil and drilling/completion fluid. The low inflow rates were attributed to formation damage associated with the drilling of Osaylan #1 in 2002. The operator is evaluating stimulation/testing options which would be conducted using a workover rig during the second or third quarter of 2007.

An Nagyah #24 was completed as a producing oil well after flowing at an initial rate of 2,252 barrels of light (43 degree API) oil per day and 0.6 million cubic feet of gas per day at a flowing pressure of 400 psi on a 48/64 inch choke. The An Nagyah #24 well was drilled 791 meters horizontally in the Lam A sandstone reservoir. The well is on production through a pipeline connected to the An Nagyah facilities.

In April, the An Nagyah #25 was drilled as a Lam A vertical gas injection well on the western side of the main An Nagyah pool. The well tested 1,212 Bopd on test and will be placed on production as an oil producer until the gas injection facilities are operational. The An Nagyah #25 gas injector is an integral part of the project to inject natural gas from the An Naeem pool into the western portion of the An Nagyah Lam A pool. The planned gas injection will provide additional pressure support in the western portion of the field to improve production performance and increase recoverable reserves. Gas injection is expected to commence during the second half of 2007 when the 25 kilometer pipeline from An Naeem to the An Nagyah CPF is completed. The completion of the first phase of the An Nagyah CPF in June will allow increased production from An Nagyah as well as recovery of condensate from the injected gas. Condensate is blended with the produced oil and will increase oil sales.

Osaylan #3 commenced drilling April 27, to appraise the western portion of the Osaylan oil discovery. Another well may be drilled to appraise the eastern portion of the field following the Osaylan #3 well. The produced oil from Osaylan #2 is currently trucked to the Halewah facility.

The balance of the 2007 program will be focused towards completion of the development of the three oil pools currently on production and the identification of future exploration targets. It is expected that two additional development wells will be drilled during the second quarter at An Nagyah #26 and Osaylan #4.

The exploration program for the second half of 2007 will consist of the reprocessing of the 3-D seismic over the An Nagyah, Osaylan and Wadi Bayhan areas to define additional development/appraisal drilling locations and to determine exploration locations. In addition, a new 3-D seismic survey is planned in conjunction with the newly acquired Block 75. The discoveries at Osaylan and Wadi Bayhan have led to identification of new leads that will require new 3-D seismic and remapping of the older 3-D seismic in the western areas. The current drilling rig is scheduled to be released following Osaylan #4. New drilling and service company contracts are expected to be bid and awarded while the seismic work is carried out during the second half of 2007. Accordingly, the 2007 capital budget and work plan has been revised to reflect the increased seismic and development work and the reduced drilling program for 2007. Drilling is expected to recommence on Block S-1 and on Block 75 in 2008 based on the new mapping of the 3-D seismic.

Production

Production from Block S-1 averaged 10,132 Bopd (2,533 Bopd to TransGlobe) during the first quarter of 2007. The Osaylan #2 well was placed on production on January 23, 2007 at an initial rate of 750 to 800 Bopd utilizing a newly constructed well test facility. Production from the Osaylan #2 well averaged 435 Bopd during the quarter and is currently producing 300-350 Bopd. Production is trucked to the Halewah truck terminal which was constructed for early production from the An Nagyah field.

4

Gross production from Block S-1 averaged approximately 10,700 Bopd (2,675 Bopd to TransGlobe) during April 2007 with the addition of An Nagyah #23 and #24.

The joint venture group has approved a project to utilize natural gas from the An Naeem pool to maintain the An Nagyah reservoir pressure by injecting gas into An Nagyah #3 and #25. It is anticipated the gas injection will improve production rates and enhance field recoveries. The proposed project includes the extraction of stabilized condensate from both the An Naeem gas and the An Nagyah solution gas currently being injected. It is expected that condensate extracted from the injection gas will be mixed with oil production for export and sale. The project is expected to be operational in late 2007 or early 2008.

Quarterly 2007 Block S–1 Production (Bopd)

	2007		2006	
	Q-1	**Q-4**	**Q-3**	**Q-2**
Gross field production rate	**10,132**	9,806	10,048	10,636
TransGlobe working interest	**2,533**	2,452	2,512	2,659
TransGlobe net (after royalties)	**1,471**	1,634	1,735	1,467
TransGlobe net (after royalties and tax)*	**1,198**	1,428	1,546	1,266

* Under the terms of the Block S-1 PSA royalties and taxes are paid out of the government's share of production sharing oil.

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration

TG Holdings Yemen Inc., a wholly owned subsidiary of TransGlobe Energy Corporation, agreed to participate at a 25% working interest with Occidental Petroleum Corporation ("Oxy") in Block 75. Oxy is the operator of Block 75 with a 75% working interest. Block 75 was awarded to Oxy in the Second International Bid Round for Exploration and Production of Hydrocarbons. The PSA was signed with the Minister of Oil and Minerals on March 31, 2007 and is now before the parliament for final approval and ratification.

Block 75 encompasses 1,050 km^2 (approximately 262,500 acres) and is located in the Marib Basin adjacent to Block S-1 where Oxy and TransGlobe are engaged in exploration and production operations. The Block 75 joint venture group plans to carry out a 3-D seismic acquisition program and the drilling of one exploration well during the First Exploration Period of 36 months.

A 3-D seismic acquisition program is planned for 2008 (in conjunction with a 3-D seismic program on Block S-1) with drilling to commence later in 2008. The timing of the 3-D seismic acquisition program is contingent upon receiving final approval and ratification of the Block 75 PSA.

ARAB REPUBLIC OF EGYPT

Nuqra Block 1, Arab Republic of Egypt (50% working interest, Operator)

Operations and Exploration

In early February, the ECDC rig #2 was trucked approximately 1,100 kilometers from the Nile delta to the Set #1 location in Upper Egypt. Drilling commenced February 18, 2007 on the first exploration well, Set #1. The Set #1 well was drilled to a total depth of 1,372 meters and was plugged and abandoned after failing to encounter any hydrocarbons. Set #1 was the first exploration well drilled in Upper Egypt since 1995.

The drilling rig was moved during March to the second exploration commitment well at Narmer #1, located approximately 30 kilometers east of Set #1. The Narmer #1 well is currently drilling, with results expected in early May. A contingent location has been prepared at West Narmer #1, approximately 5 kilometers west of Narmer #1, which could be drilled if Narmer #1 is successful.

The two exploration wells (Set #1 and Narmer #1) will fulfill the work commitments of the first three-year exploration extension period approved July 18, 2006. There is an option to proceed with a second three-year extension and work program upon expiry of the first three-year extension on July 17, 2009. The second exploration extension requires a mandatory relinquishment of 25% of the original Block and the drilling of two wells. Exploitation of any discovered commercial fields will continue under a development lease for a further 20 years.

CANADA

Operations and Exploration

During 2007 the Company will focus its Canadian efforts towards higher impact opportunities and towards optimizing production. The Company drilled three gas wells in the first quarter of 2007 at Nevis, Morningside and Thorsby.

Central Alberta is the focus area for CBM development where several thousand wells have been drilled by other operators for Horseshoe Canyon gas. The Horseshoe Canyon formation coals are unique in that they frequently produce dry gas immediately and do not require dewatering. TransGlobe has drilled 20 Horseshoe Canyon gas wells in the Nevis and Morningside areas and recently completed another CBM gas well in the Thorsby area.

The Mannville coals are a recent development for CBM development. Some operators are drilling long reach horizontal wells in the Nevis area which appear to be producing dry gas. TransGlobe is monitoring this developing play closely. The Company has a large contingent resource underlying its lands in the Mannville coals. Currently, the Company is working on a plan to drill one horizontal Mannville coal well to test this emerging play.

The 2007 Canadian budget has been scaled back somewhat to accommodate the increased focus overseas. The Canadian budget of approximately $15 million is weighted 65% to development projects. The Company plans to drill 10 to 12 wells in Canada during 2007.

Production

Production averaged 1,283 Boepd during the first quarter of 2007, a 32% increase over the comparable quarter in 2006. Canadian production during April was approximately 1,225 Boepd, down from Q1-2007 due to shut-in wells to accommodate a pipeline construction and turnarounds. A significant well in the Morningside area watered out in January and contributed to a 200 Boepd reduction in the Company's expected Canadian production. This was offset by the addition of 10 CBM wells in December and the pipeline connection of one well during the quarter. The facility work underway at Nevis is expected to add approximately 300 Boepd when it is completed in early May. The Company plans to tie in another 10 to 15 existing wells over the balance of the year.

Quarterly 2007 Canadian Production (Boepd)

	2007		2006	
	Q-1	**Q-4**	**Q-3**	**Q-2**
TransGlobe working interest	**1,283**	1,267	966	1,079
TransGlobe net (after royalties)	**1,039**	1,016	808	910

MANAGEMENT'S DISCUSSION AND ANALYSIS

April 30, 2007

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim financial statements for the three months ended March 31, 2007 and 2006, the audited financial statements and MD&A for the year ended December 31, 2006 included in the Company's annual report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where indicated as being another currency). Additional information relating to the Company, including the Company's Annual Information Form, is on SEDAR at www.sedar.com.

Forward Looking Statements

This MD&A may include certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this interim report, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Non-GAAP Measures

This document contains the term "cash flow from operations", which should not be considered an alternative to, or more meaningful than "cash flow from operation activities" as determined in accordance with Generally Accepted Accounting Principles (GAAP). Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. We consider this a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable to similar measures used by other companies.

Net operating income is a non-GAAP measure that represents revenue net of royalties, operating expenses and current taxes. Management believes that net operating income is a useful supplemental measure to analyse operating performance and provide an indication of the results generated by the Company's principal business activities prior to the consideration of other income and expenses. Net operating income may not be comparable to similar measures used by other companies.

Use Of Boe Equivalents

The calculations of barrels of oil equivalent ("Boe") are based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil. Boe may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

OUTLOOK

TransGlobe has projected a 2007 capital budget of $46.2 million
- In Q1-2007, the Company spent $10.2 million of the capital budget.

TransGlobe has projected production volumes for 2007 to average from 5,300 to 5,400 Boepd. As of April 30, 2007 the Company expects to meet this target.
- Production volumes were 5,175 Boepd in Q1-2007.

TransGlobe has projected cash flow from operations for 2007 to be between $39 and $41 million based on an average dated Brent oil price of $55.00/Bbl and an average AECO gas price of C$7.50/Mcf.
- Cash flow from operations in Q1-2007 was $12 million.
- As of March 31, 2007 the dated Brent oil price has averaged $57.75/Bbl and TransGlobe's realized gas price has averaged C$7.88 per Mcf.

SELECTED QUARTERLY FINANCIAL INFORMATION

($000's, except per share, price and volume amounts)	2007	2006			
	Q-1	Q-4	Q-3	Q-2	Q-1
Average production volumes (Boepd)*	5,175	5,475	4,952	4,915	5,026
Average sales volumes (Boepd)*	5,341	5,313	4,952	5,522	4,515
Average price ($/Boe)	53.58	55.30	61.88	62.17	55.93
Oil and gas sales	25,754	27,032	28,190	31,238	22,730
Oil and gas sales, net of royalties	17,251	17,647	18,542	18,600	15,308
Cash flow from operations**	12,010	10,448	12,662	12,356	11,297
Cash flow from operations per share					
- Basic	0.20	0.18	0.22	0.21	0.19
- Diluted	0.20	0.17	0.21	0.20	0.19
Net income	5,980	4,726	7,366	7,246	6,857
Net income per share					
- Basic	0.10	0.08	0.13	0.12	0.12
- Diluted	0.10	0.08	0.12	0.12	0.11
Total assets	118,981	116,473	110,883	105,816	92,596

The differences in production and sales volumes result from inventory changes.
** Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Cash flow from operations and net income increased 15% to $12,010,000 and 27% to $5,980,000, respectively, in Q1-2007 compared to Q4-2006 mainly as a result of lower operating costs charged in Block S-1 due to adjustments made by the operator relating to 2006.

CASH FLOW AND NET INCOME

Cash flow from operations increased by 6% in Q1-2007 compared to Q1-2006 mainly as a result of an 18% increase in sales volumes, offset in part by a 4% decrease in commodity prices. Sales volumes on Block 32, Yemen, increased 4%, Block S-1, Yemen increased 13% and Canada increased 54%.

	$000's	$ Per Share Diluted	% Variance
Q1-2006 Cash flow from operations**	11,297	0.19	
Volume variance	3,925	0.06	35
Price variance	(901)	(0.01)	(8)
Royalties	(1,081)	(0.02)	(10)
Expenses:			
Operating	(574)	(0.01)	(5)
Cash general and administrative	(217)	-	(2)
Current income taxes	(514)	(0.01)	(4)
Realized foreign exchange gain (loss)	52	-	-
Settlement of asset retirement obligations	56	-	-
Other	(33)	-	-
Change in weighted average number of diluted shares outstanding	-	-	-
Q1-2007 Cash flow from operations**	**12,010**	**0.20**	**6**

** Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Net income decreased 13% in Q1-2007 compared to Q1-2006 mainly as a result of a higher non-cash expense for depletion, offset in part by the above cash flow increase.

OPERATING RESULTS

Daily Volumes, Working Interest Before Royalties and Other

		March 31, 2007	March 31, 2006	% Change
Yemen - Oil sales	Bopd	**3,892**	3,540	10
Canada - Oil and liquids	Bopd	**420**	265	58
- Gas sales	Mcfpd	**6,177**	4,260	45
Canada	Boepd	**1,449**	975	49
Total Company - daily sales volumes	Boepd	**5,341**	4,515	18

Consolidated Net Operating Results

	Consolidated			
	March 31, 2007		March 31, 2006	
($000's, except per Boe amounts)	**$**	**$/Boe**	$	$/Boe
Oil and gas sales	**25,754**	**53.58**	22,730	55.93
Royalties and other	**8,503**	**17.69**	7,422	18.27
Current taxes	**2,002**	**4.16**	1,488	3.66
Operating expenses	**2,408**	**5.01**	1,834	4.51
Net operating income	**12,841**	**26.72**	11,986	29.49

Segmented Net Operating Results

In 2007 the Company had producing operations in two geographic areas, segmented into the Republic of Yemen and Canada. Also, the Company had non-producing operations in a third geographic segment, the Arab Republic of Egypt. MD&A will follow under each of these segments.

Republic of Yemen

($000's, except per Boe amounts)	March 31, 2007		March 31, 2006	
	$	$/Boe	$	$/Boe
Oil and gas sales	20,016	57.14	19,004	59.64
Royalties and other	7,413	21.16	6,747	21.17
Current taxes	2,002	5.72	1,488	4.67
Operating expenses	1,364	3.89	1,213	3.81
Net operating income	9,237	26.37	9,556	29.99

Net operating income in Yemen decreased 3% in the first three months of 2007 compared to the same period of 2006 primarily as a result of the following:

- Oil sales increased 5% mainly as a result of the following:
    1. Sales volumes increased 10% in Q1-2007 compared to Q1-2006 primarily as a result of:
        - Block S-1 increased 13% due to inventory build-up which reduced sales volumes in Q1-2006.
        - Block 32 increased 4% due to the addition of the Tasour #22ST well which went on production in late Q3-2006, partially offset by natural declines.
    2. Oil prices decreased by 4%.

Daily Sales Volumes, Working Interest Before Royalties and Other	March 31, 2007	March 31, 2006	% Change
	Bopd	Bopd	
Block S-1 - production	2,533	2,749	(8)
- inventory change	-	(511)	
Block S-1 - sales	2,533	2,238	13
Block 32 - sales	1,359	1,302	4
Total sales	3,892	3,540	10

- Royalty and tax costs increased 14%. Royalties and taxes as a percentage of revenue increased to 47% in Q1-2007 compared to 43% in Q1-2006. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 PSA's allow for the recovery of operating and capital costs through a reduction in MOM take of oil production as discussed below:

    1. Block 32:
        - Operating costs are recovered in the quarter expended.
        - Capital costs are amortized over two years with 50% recovered in the quarter expended and the remaining 50% recovered in the first quarter of the following calendar year. As a result, the Company will receive a larger share of production in the first quarter of each year as 50% of the previous year's historical costs are recovered.
        - In Q1-2007, the Company's royalty and tax rate was 36% compared to 33% in Q1-2006.
        - For the balance of 2007, the Company's royalty and tax rate is expected to be between 45% to 50% depending upon production volumes, oil prices, operating costs and eligible capital expenditures.

2. Block S-1:
  - Operating costs are recovered in the quarter expended.
  - New capital costs are amortized over two years with 50% recovered in the year expended and the remaining 50% recovered in the following calendar year.
  - In Q1-2007, the Company's royalty and tax rate was 53% compared to 50% in Q1-2006.
  - For the balance of 2007, the Company's royalty and tax rate is expected to average 50% and range between 45% and 55% in the individual quarters depending upon production volumes, oil prices, operating costs and eligible capital expenditures.

- Operating expenses on a Boe basis increased 2% mainly as a result of the following:
  1. Block 32 operating expenses averaged $5.81 per barrel in Q1-2007 compared to $3.78 per barrel in Q1-2006. The increase is primarily due to four workovers at Tasour.
  2. Block S-1 operating costs averaged $2.86 per barrel in Q1-2007 compared to $3.82 per barrel in Q1-2006. The decrease is due to prior year adjustments made by the Operator in Q1-2007.

Canada

($000's, except per Boe amounts)	March 31, 2007 $	March 31, 2007 $/Boe	March 31, 2006 $	March 31, 2006 $/Boe
Oil sales	1,079	52.36	552	53.00
Gas sales ($ per Mcf)	3,742	6.73	2,543	6.63
NGL sales	810	47.26	608	45.37
Other sales	107	-	23	-
	5,738	44.00	3,726	42.47
Royalties and other	1,090	8.36	676	7.70
Operating expenses	1,044	8.01	621	7.08
Net operating income	3,604	27.63	2,429	27.69

Net operating income in Canada increased 48% in the three months ended March 31, 2007 compared to the same period of 2006 primarily as a result of the following:

- Sales increased 54% mainly as a result of the following:
  1. Sales volumes increased 49% as a result of wells brought on production in 2006 and sale of 2006 gas inventory in 2007.
  2. Commodity prices increased 4% on a Boe basis.
- Royalty costs increased 9% on a Boe basis. Royalties as a percent of revenue increased to 19% in the three months ended March 31, 2007 compared to 18% in the same period of 2006 as a result of the discontinuation of the Alberta Royalty Tax Credit program.
- Operating costs increased 13% on a Boe basis mainly as a result of general cost increases for all services resulting from a very active oil and gas industry in Canada.

COMMODITY CONTRACTS

TransGlobe uses hedge arrangements as part of its risk management approach to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The Company has fair valued these hedge transactions. As at March 31, 2007, the estimated fair value of the unrealized hedge transactions is an asset of $41,000, which results in an unrealized $41,000 gain being recorded to the income statement.

GENERAL AND ADMINISTRATIVE EXPENSES (G&A)

	March 31, 2007		March 31, 2006	
($000's, except Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	1,471	3.07	1,346	3.31
Stock-based compensation	268	0.56	274	0.67
Capitalized G&A	(478)	(1.00)	(526)	(1.29)
Overhead recoveries	(58)	(0.13)	(64)	(0.16)
G&A (net)	1,203	2.50	1,030	2.53

General and administrative expenses increased 17% (1% decrease on a sales Boe basis) in the first three months of 2007 compared to the same period of 2006.

DEPLETION, DEPRECIATION AND ACCRETION EXPENSE (DD&A)

	March 31, 2007		March 31, 2006	
($000's, except Boe amounts)	$	$/Boe	$	$/Boe
Republic of Yemen	2,994	8.55	2,302	7.22
Canada	2,686	20.60	1,524	17.37
Arab Republic of Egypt	12	-	4	-
	5,692	11.84	3,830	9.43

In Yemen, DD&A on a Boe basis increased 18% in Q1-2007 compared to Q1-2006 primarily as a result of increased finding and development costs.

In Yemen (Block 72, Block 75 and Block 84) and Egypt (Nuqra Block 1), unproven property costs of $2,174,000, $260,000, $15,000 and $9,892,000 respectively, were excluded from costs subject to depletion and depreciation.

In Canada, DD&A on a Boe basis increased 19% in Q1-2007 compared to Q1-2006 primarily as a result of increased finding and development costs.

FUTURE INCOME TAXES

The future income expense was $74,000 in Q1-2007 (Q1-2006 - $130,000) which relates to a non-cash expense for taxes to be paid in the future as Canadian tax pools reverse.

CAPITAL EXPENDITURES/DISPOSITIONS

Capital Expenditures

			Q1-2007				Q1-2006
($000's)	Land and Acquisition	Geological and Geophysical	Drilling and Completions	Facilities and Pipelines	Other	**Total**	Total
Republic of Yemen	-	240	1,892	1,524	464	**4,120**	3,020
Canada	1,606	226	1,293	642	133	**3,900**	4,400
Arab Republic of Egypt	-	3	2,035	-	151	**2,189**	3,067
	1,606	469	5,220	2,166	748	**10,209**	10,487

On Block S-1 in Yemen, the Company drilled two wells (An Nagyah #23 and #24), re-entered one well (Osaylan #1), started drilling An Nagyah #25 and continued working on CPF construction and expansion. On Block 72, the Company drilled one well at Nasim #1.

In Canada, the Company drilled three wells (2.0 net). Also, the Company started completion work on two wells, tied-in one well, started facility work in Nevis to optimize production and acquired land and seismic.

In Egypt, the Company drilled one well at Set #1 and started drilling a second well at Narmer #1.

OUTSTANDING SHARE DATA

Common shares issued and outstanding as at April 30, 2007 are 59,662,439.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company's ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and repay debt. TransGlobe's capital programs are funded principally by cash provided from operating activities.

The following table illustrates TransGlobe's sources and uses of cash during the periods ended March 31, 2007 and 2006:

Sources and Uses of Cash

($000's)	Three Months Ended March 31	
	2007	2006
Cash sourced		
Cash flow from operations*	**12,010**	11,297
Exercise of options	**333**	144
Other	**-**	28
	12,343	11,469
Cash used		
Exploration and development expenditures	**10,209**	10,487
Other	**33**	-
	10,242	10,487
Net cash	**2,101**	982
Changes in non-cash working capital	**(3,861)**	(545)
Increase (decrease) in cash and cash equivalents	**(1,760)**	437
Cash and cash equivalents - beginning of period	**8,836**	12,221
Cash and cash equivalents - end of period	**7,076**	12,658

* Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company's capital expenditures in the first quarter of 2007 was provided by cash flow from operations and working capital.

Working capital is the amount by which current assets exceed current liabilities. At March 31, 2007 the Company had working capital of $6,217,000, zero debt and an unutilized loan facility of $55,000,000. Accounts receivable decreased due primarily to lower accounts receivable in Canada as joint venture accounts receivable was high in Q4-2006 due to increased drilling activity in late 2006. Also accounts payable decreased due primarily to lower drilling activity in Canada and Yemen, partially offset by higher accounts payable in Egypt due to increased drilling activity.

The Company expects to fund its approved 2007 exploration and development program of $46.2 million ($10.2 million incurred to March 31, 2007) through the use of working capital and cash flow. The use of credit facilities or equity financing during 2007 may also be utilized to accelerate existing projects or to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company's future operations and liquidity. The principal commitments of the Company are as follows:

($000's)	**Three Months**	Twelve Months			
	2007	2008	2009	2010	2011
Office and equipment leases	**213**	390	412	406	102

In March 2007, the Company entered into a crude oil costless collar for 15,000 barrels per month from May 1, 2007 to December 31, 2007. The transaction consisted of the purchase of a $57.50 per barrel dated Brent put (floor) and a $79.80 per barrel dated Brent call (ceiling).

In February 2007, the Company entered into a physical contract to sell 2,500 GJ per day of natural gas in Canada from April 1, 2007 to October 31, 2007 for C$6.97/GJ.

14

Upon the determination that proved recoverable reserves are 40 million barrels or greater for Block S-1, Yemen, the Company will be required to pay a finders' fee to third parties in the amount of $281,000.

Pursuant to the Nuqra Concession Agreement in the Arab Republic of Egypt, the Company and its partners have entered into the first three year extension period which requires the completion of a two well drilling program with a minimum expenditure of $4.0 million over a period of three years. As part of this extension, the Company issued a $4.0 million letter of credit (expiring March 4, 2010) to guarantee the Company's performance under the extension period. This letter of credit was reduced to $1,225,699 during 2006 and is secured by a guarantee granted by Export Development Canada.

Pursuant to the PSA for Block 72, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $4 million ($1.32 million to TransGlobe) during the first exploration period of 30 months (expiring January 12, 2008) for exploration work consisting of seismic acquisition (completed) and two exploration wells (planned completion in Q4-2007).

Pursuant to the bid awarded for Block 75, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $7 million ($1.75 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36 month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur during 2007.

Pursuant to the bid awarded for Block 84, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $20.1 million ($6.63 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42 month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur in 2007.

On behalf of the Board

Ross G. Clarkson
President & Chief Executive Officer

April 30, 2007

Consolidated Statements of Income and Retained Earnings

(Unaudited – Expressed in thousands of U.S. Dollars)

| | Three Months Ended March 31 | |
	2007	2006
REVENUE		
Oil and gas sales, net of royalties and other	$ **17,251**	$ 15,308
Derivative gain (loss) on commodity contracts (Note 7)	**41**	(187)
Other income	**17**	50
	17,309	15,171
EXPENSES		
Operating	**2,408**	1,834
General and administrative	**1,203**	1,030
Foreign exchange (gain) loss	**(50)**	2
Depletion, depreciation and accretion (Note 3)	**5,692**	3,830
	9,253	6,696
Income before income taxes	**8,056**	8,475
Income taxes - current	**2,002**	1,488
- future	**74**	130
	2,076	1,618
NET INCOME	**5,980**	6,857
Retained earnings, beginning of period	**45,360**	19,165
RETAINED EARNINGS, END OF PERIOD	$ **51,340**	$ 26,022
Net income per share (Note 6)		
Basic	$ **0.10**	$ 0.12
Diluted	$ **0.10**	$ 0.11

Consolidated Statements of Comprehensive Income

(Unaudited – Expressed in thousands of U.S. Dollars)

| | Three Months Ended March 31 | |
	2007	2006
Net income	$ **5,980**	$ 6,857
Other comprehensive income:		
Foreign currency translation adjustment	**428**	(155)
COMPREHENSIVE INCOME (Note 2)	$ **6,408**	$ 6,702

Consolidated Balance Sheets

(Unaudited – Expressed in thousands of U.S. Dollars)

	March 31, 2007	December 31, 2006
ASSETS		
Current		
Cash and cash equivalents	**$ 7,076**	$ 8,836
Accounts receivable	**7,367**	7,742
Product inventory	**-**	508
Prepaid expenses	**617**	782
Derivative commodity contracts (Note 7)	**41**	-
	15,101	17,868
Property and equipment (Note 3)		
Republic of Yemen	**47,291**	46,124
Canada	**44,652**	42,645
Arab Republic of Egypt	**10,037**	7,839
	101,980	96,608
Future income tax asset	**1,566**	1,626
Deferred financing costs	**334**	371
	$ 118,981	$ 116,473
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**$ 8,884**	$ 13,507
Asset retirement obligations (Note 4)	**2,300**	2,171
	11,184	15,678
SHAREHOLDERS' EQUITY		
Share capital (Note 5)	**49,844**	49,360
Contributed surplus (Note 5)	**2,973**	2,863
Accumulated other comprehensive income (Notes 2 & 5)	**3,640**	3,212
Retained earnings	**51,340**	45,360
	107,797	100,795
	$ 118,981	$ 116,473

Approved on behalf of the Board



Ross G. Clarkson, Director   Fred J. Dyment, Director

TransGlobe Energy Corporation

Consolidated Statements of Cash Flows

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended March 31	
	2007	2006
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING		
Net income	$ **5,980**	$ 6,857
Adjustments for items not affecting cash:		
Depletion, depreciation and accretion	**5,692**	3,830
Stock-based compensation (Note 5)	**268**	274
Future income taxes	**74**	130
Amortization of deferred financing charges	**37**	75
Derivative (gain) loss on commodity contracts (Note 7)	**(41)**	187
Settlement of asset retirement obligations	**-**	(56)
Changes in non-cash working capital	**(481)**	(482)
	11,529	10,815
FINANCING		
Issue of common shares for cash	**333**	144
	333	144
INVESTING		
Exploration and development expenditures:		
Republic of Yemen	**(4,120)**	(3,020)
Canada	**(3,900)**	(4,400)
Arab Republic of Egypt	**(2,189)**	(3,067)
Changes in non-cash working capital	**(3,380)**	(63)
	(13,589)	(10,550)
Effect of exchange rate changes on cash and cash equivalents	**(33)**	28
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(1,760)**	437
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**8,836**	12,221
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ **7,076**	$ 12,658
Supplemental Disclosure of Cash Flow Information		
Cash interest paid	$ **-**	$ 8
Cash taxes paid - Republic of Yemen	$ **2,002**	$ 1,488

Notes to the Consolidated Financial Statements

(Unaudited – Expressed in U.S. Dollars)

1. Basis of presentation

The interim consolidated financial statements include the accounts of TransGlobe Energy Corporation and subsidiaries ("TransGlobe" or the "Company") for the three month periods ended March 31, 2007 and 2006 and are presented in accordance with Canadian generally accepted accounting principles on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2006, except as outlined in Note 2. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe's annual report for the year ended December 31, 2006. In these interim consolidated financial statements, unless otherwise indicated, all dollars are expressed in United States (U.S.) dollars. All references to US$ or to $ are U.S. dollars and references to C$ are to Canadian dollars.

2. Changes in accounting policies

Financial Instruments, Comprehensive Income, Hedges and Equity

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530, *Comprehensive Income,* Section 1651, *Foreign Currency Translation,* Section 3251, *Equity*, Section 3855, *Financial Instruments - Recognition and Measurement,* Section 3861, *Financial Instruments Disclosure and Presentation* and Section 3865, *Hedges*. These new Handbook Sections provide requirements for the recognition and measurement of financial instruments in the balance sheet, reporting gains or losses in the financial statements and the use of hedge accounting.

Under Section 3855, all financial instruments are initially measured in the balance sheet at fair value. Subsequent measurement of the financial instruments is based on their classification. The Company has classified each financial instruments into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest rate method. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the expected purchase, sale and usage exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its derivative commodity contracts and cash and cash equivalents as held-for-trading, which are measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; operating bank loans, accounts payable and accrued liabilities, and long-term debt, including interest payable, are classified as other liabilities, all of which are measured at amortized cost. The Company has elected to classify all derivatives and embedded derivatives as held-for-trading, which are measured at fair value with changes being recognized in net income, and the Company has maintained its policy not to use hedge accounting.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

Classification	Carrying Value	Fair Value
Held-for-trading	$ 7,117	$ 7,117
Loans and receivables	7,367	7,367
Held-to-maturity	-	-
Available-for-sale	-	-
Other liabilities	8,884	8,884

Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from nonowner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. Due to the issuance of Section 1530, Section 1650 has been replaced by Section 1651 which establishes new standards for presentation of exchange gains and losses arising from the translation of self-sustaining foreign operation in Other Comprehensive Income. Therefore, the Company has restated prior periods to include cumulative translation adjustment on self-sustaining operations as Other Comprehensive Income.

Section 3251, *Equity*, which replaces Section 3250, *Surplus*, establishes standards for the presentation of equity and changes in equity during the reporting period. The main feature of this section is a requirement for an entity to present separately each of the changes in equity during the period, including comprehensive income, as well as components of equity at the end of the period.

Variable Interest Entities

Effective January 1, 2007, the Company adopted EIC 163, *Determining the variability to be considered in applying AcG-15 (Variable Interest Entities)*. The EIC provides guidance on those arrangements where application of either the cash flow method or the fair value method does not result in a clear determination as to whether those arrangements are variable interests or creators of variability. The Committee reached a consensus that variability to be considered should be based on the design of the entity as determined through analyzing the nature of the risks in the entity and the purpose for which the entity was created, as well as the variability (created by the risks) the entity is designed to create and pass along to its interest holders. The adoption of EIC 163 had no effect on the Company's Consolidated Financial Statements.

Accounting Changes

Effective January 1, 2007, the Company adopted the revised recommendations of Section 1506, *Accounting Changes*. The new recommendations permit voluntary changes in accounting policy only if they result in financial statements which provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. The guidance was effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007.

The only impact of adopting this section is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Section 3862, *Financial Instruments Disclosures,* and Section 3863, *Financial Instruments Presentations,* which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Company will adopt these standards on January 1, 2008 and it is expected the only effect on the Company will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

3. Property and equipment

In Yemen, Canada and Egypt, the Company capitalized overhead costs relating to exploration and development activities during the three months ended March 31, 2007 of $194,000 (2006 - $93,000) $133,000 (2006 - $119,000) and $151,000 (2006 - $314,000), respectively.

In Yemen and Egypt, unproven property costs excluded from the costs subject to depletion for the three months ended March 31, 2007 totalled $2,449,000 (2006 - $1,570,000) and $9,892,000 (2006 - $5,574,000), respectively.

In Yemen and Canada, future development costs for proved reserves included in the depletion calculations for the three months ended March 31, 2007 totalled $12,409,000 (2006 - $6,857,000) and $4,170,000 (2006 - $8,307,000), respectively.

4. Asset retirement obligations

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of oil and gas properties:

(000's)	
Asset retirement obligations, December 31, 2006	$ 2,171
Liabilities incurred during period	72
Liabilities settled during period	-
Accretion	36
Foreign exchange gain	21
Asset retirement obligations, March 31, 2007	$ 2,300

At March 31, 2007, the estimated total undiscounted amount required to settle the asset retirement obligations was $3,081,000. These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to 8 years into the future. This amount has been discounted using a credit-adjusted risk-free interest rate of 6.5%.

5. Share capital

a) Authorized

The Company is authorized to issue unlimited number of common shares with no par value.

b) Issued

(000's)	**Three Months Ended March 31, 2007**		Year Ended December 31, 2006	
	Shares	**Amount**	Shares	Amount
Common shares, beginning of period	**58,883**	**$ 49,360**	58,473	$ 48,922
Stock options exercised	**780**	**333**	410	297
Stock based compensation on exercise of options	**-**	**151**	-	141
Common shares, end of period	**59,663**	**$ 49,844**	58,883	$ 49,360

c) Stock options

(000's, except per share amounts)	Three Months Ended March 31, 2007		Year Ended December 31, 2006	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of period	3,110	C$ 3.80	3,361	C$ 3.39
Granted	-	-	297	C$ 5.19
Exercised	(780)	C$ 0.50	(410)	C$ 0.87
Cancelled	(54)	C$ 5.98	(138)	C$ 5.61
Options outstanding, end of period	2,276	C$ 4.88	3,110	C$ 3.80
Options exercisable, end of period	1,371	C$ 4.15	2,143	C$ 2.80

d) Stock-based compensation

Stock-based compensation expense of $268,000 has been recorded in the consolidated statements of income and retained earnings in 2007 (2006 - $274,000). The fair values of all common stock options granted are estimated on the date of grant using the lattice-based binomial option pricing model in 2007 and 2006, and the Black-Scholes option-pricing model prior to 2006. No options were granted during the first quarter of 2007.

e) Contributed surplus

(000's)	Three Months Ended March 31, 2007	Year Ended December 31, 2006
Contributed surplus, beginning of period	$ 2,863	$ 1,908
Stock-based compensation expense	261	1,096
Transfer to common shares on exercise of option	(151)	(141)
Contributed surplus, end of period	$ 2,973	$ 2,863

f) Accumulated other comprehensive income

(000's)	Three Months Ended March 31, 2007	Year Ended December 31, 2006
Accumulated other comprehensive income, beginning of period	$ 3,212	$ 3,642
Other comprehensive income:		
Foreign currency translation adjustment	428	(430)
Accumulated other comprehensive income, end of period	$ 3,640	$ 3,212

6. Per share amounts

In calculating the net income per share basic and diluted, the following weighted average shares were used:

	Three Months Ended March 31	
(000's)	**2007**	2006
Weighted average number of shares outstanding	**59,538**	58,412
Shares issuable pursuant to stock options	**1,711**	3,578
Shares to be purchased from proceeds of stock options under treasury stock method	**752**	1,449
Weighted average number of diluted shares outstanding	**60,497**	60,541

The treasury stock method assumes that the proceeds received from the exercise of "in-the-money" stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three month period ended March 31, 2007, we excluded 1,157,000 options (2006 - 278,000) because their exercise price was greater than the period average common share market price in the period.

7. Commitments and contingencies

The Company has entered into various financial derivative contracts and physical contracts to manage fluctuations in commodity prices in the normal course of operations.

In March 2007, the Company entered into a crude oil costless collar for 15,000 barrels per month from May 1, 2007 to December 31, 2007. The transaction consisted of the purchase of a $57.50 per barrel dated Brent put (floor) and a $79.80 per barrel dated Brent call (ceiling).

In February 2007, the Company entered into a physical contract to sell 2,500 GJ per day of natural gas in Canada from April 1, 2007 to October 31, 2007 for C$6.97/GJ.

TransGlobe Energy Corporation

8. Segmented information

(000's)	Three Months Ended March 31	
	2007	2006
Oil and gas sales, net of royalties and other		
Republic of Yemen	**$ 12,603**	$ 12,257
Canada	**4,648**	3,051
	17,251	15,308
Operating expenses		
Republic of Yemen	**1,364**	1,213
Canada	**1,044**	621
	2,408	1,834
Depletion, depreciation and accretion		
Republic of Yemen	**2,994**	2,302
Canada	**2,686**	1,524
Arab Republic of Egypt	**12**	4
	5,692	3,830
Income taxes		
Republic of Yemen	**2,002**	1,488
Canada	**74**	130
	2,076	1,618
Segmented operations		
Republic of Yemen	**6,243**	7,254
Canada	**844**	776
Arab Republic of Egypt	**(12)**	(4)
	7,075	8,026
Derivative gain (loss) on commodity contracts	**41**	(187)
Other income	**17**	50
	7,133	7,889
General and administrative	**1,203**	1,030
Foreign exchange (gain) loss	**(50)**	2
Net income	**$ 5,980**	$ 6,857

CORPORATE INFORMATION

OFFICERS AND DIRECTORS

Robert A. Halpin[1,2,3]
Director, Chairman of the Board

Ross G. Clarkson
Director, President & CEO

Lloyd W. Herrick
Director, Vice President & COO

Erwin L. Noyes[2,3,4]
Director

Geoffrey C. Chase[1,2,4]
Director

Fred J. Dyment[1,3,4]
Director

David C. Ferguson
Vice President, Finance, CFO & Secretary

Edward Bell
Vice President, Exploration

1 Audit Committee
2 Reserves Committee
3 Compensation Committee
4 Governance and Nominating Committee

STOCK EXCHANGE LISTINGS
TSX:TGL
AMEX: TGA

TRANSFER AGENT & REGISTRAR

Computershare Trust Company of Canada
Calgary, Toronto, Vancouver

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

BANKER

Standard Bank Plc
London, England

AUDITOR

Deloitte & Touche LLP
Calgary, Alberta

EVALUATION ENGINEERS

DeGolyer and MacNaughton Canada Limited
Calgary, Alberta

EXECUTIVE OFFICES

TransGlobe Energy Corporation
#2500, 605 - 5th Avenue S.W.
Calgary, Alberta, Canada, T2P 3H5

Telephone: (403) 264-9888
Facsimile: (403) 264-9898
Website: www.trans-globe.com
E-mail: trglobe@trans-globe.com

The above includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.



TransGlobe Energy Corporation
#2500, 605   5TH AVENUE S.W., CALGARY, ALBERTA, CANADA,T2P 3H5